UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 19, 2017

   HCSB FINANCIAL CORPORATION

(Exact Name of Registrant As Specified in Its Charter)

   South Carolina

(State or Other Jurisdiction of Incorporation)

000-26995	57-1079444
(Commission File Number)	(I.R.S. Employer Identification No.)

3640 Ralph Ellis Blvd, Loris, South Carolina	29569
(Address of Principal Executive Offices)	(Zip Code)

   (843) 756-6333

(Registrant’s Telephone Number, Including Area Code)

   Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On April 19, 2017, HCSB Financial Corporation (the “Company”), the holding company for Horry County State Bank, Loris, South Carolina, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United Community Banks, Inc. (“United”), the holding company for United Community Bank, Blairsville, Georgia. Under the Merger Agreement, the Company will merge with and into United (the “Merger”) and Horry County State Bank will merge with and into United Community Bank.

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), outstanding shares of voting common stock, $0.01 par value per share, and non-voting common stock, $0.01 par value per share, of the Company (collectively, “HCSB Common Stock”) will be converted into the right to receive 0.0050 shares (the “Exchange Ratio”) of United’s common stock, $1.00 per value per share (“UCBI Stock”) together with cash in lieu of any fractional shares (the “Merger Consideration”). As of April 19, 2017, the Company had 495,763,940 shares of HCSB Common Stock outstanding. The Merger Agreement also includes provisions that address the treatment of the outstanding equity awards of the Company in the Merger. The parties anticipate closing the Merger during the third quarter of 2017.

The Merger Agreement has been unanimously approved by the boards of directors of each of the Company and United. The closing of the Merger is subject to the required approval of the Company’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by United with respect to the UCBI Stock to be issued in the Merger, and other customary closing conditions.

The Merger Agreement contains usual and customary representations and warranties that the Company and United made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company and United, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between the Company and United rather than establishing matters as facts.

The Merger Agreement provides certain termination rights for both the Company and United and further provides that a termination fee of $2 million will be payable by the Company upon termination of the Merger Agreement under certain circumstances, including if the Company or its board of directors withdraws or modifies or qualifies in a manner adverse to United, its recommendation that its shareholders vote in favor of the Merger Agreement and the transactions contemplated thereby or if the Merger Agreement is terminated while an Acquisition Proposal is outstanding.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The related press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Participants in the Merger Solicitation.

The Company and United, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the Merger. Information regarding the directors and executive officers of the Company and United and other persons who may be deemed participants in the solicitation of the shareholders of the Company in connection with the Merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by the Company with the SEC. Information about the Company’s directors and executive officers can also be found in the Company’s definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on June 20, 2016, and other documents subsequently filed by the Company with the SEC. Information about United’s directors and executive officers can also be found in United’s definitive proxy statement in connection with its 2017 annual meeting of shareholders, as filed with the SEC on March 24, 2017, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 5.02(e). Compensatory Arrangements of Certain Officers.

On April 19, 2017, Jan H. Hollar and J. Rick Patterson, the Chief Executive Officer and the Chief Operating Officer of the Company, respectively, entered into amendments to their respective amended and restated employment agreements with the Company and its wholly-owned subsidiary, Horry County State Bank (the “Bank”), that will become effective upon the consummation of the Mergers. These amendments extend the period of the post-termination restrictive covenants from one to two years.

The above is a summary of the amendments to the amended and restated employment agreements and is qualified by reference in its entirety to these amendments, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Item 8.01. Other Events

On April 20, 2017, the Company and UCBI issued a joint press release announcing the execution of the Merger Agreement. The complete text of the joint press release is attached to this report as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated April 19, 2017, by and between United Community Banks, Inc. and HCSB Financial Corporation
10.1	Amendment to the Amended and Restated Employment Agreement, between the Company, the Bank and Jan H. Hollar, dated April 19, 2017
10.2	Amendment to the Amended and Restated Employment Agreement, between the Company, the Bank and J. Rick Patterson, dated April 19, 2017
99.1	Press release dated April 20, 2017 announcing the Merger Agreement with United Community Banks, Inc.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Form 10-K for the year ended December 31, 2016 and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither the Company nor United undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, the Company and United claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It.

This communication is being made in respect of the Merger involving the Company and United. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, United will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of the Company. United also plans to file other documents with the SEC regarding the Merger with the Company. The Company will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about the Company and United, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from the Company’s website (http://www.hcsbaccess.com) and United’s website (http://www.ucbi.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HCSB FINANCIAL CORPORATION

Dated: April 20, 2017	By:	/s/ Jan H. Hollar
Name: Jan H. Hollar
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated April 19, 2017, by and between United Community Banks, Inc. and HCSB Financial Corporation
10.1	Amendment to the Amended and Restated Employment Agreement, between the Company, the Bank and Jan H. Hollar, dated April 19, 2017
10.2	Amendment to the Amended and Restated Employment Agreement, between the Company, the Bank and J. Rick Patterson, dated April 19, 2017
99.1	Press release dated April 20, 2017 announcing the Merger Agreement with United Community Banks, Inc.